EXHIBIT 99.1

Ero Copper to Release First Quarter 2026 Operating and Financial Results on May 4, 2026

VANCOUVER, British Columbia, April 01, 2026 (GLOBE NEWSWIRE) -- Ero Copper Corp. (TSX: ERO, NYSE: ERO) ("Ero" or the “Company”) will publish its first quarter 2026 operating and financial results on Monday, May 4, 2026, after market close. The Company will host a conference call to discuss the results on Tuesday, May 5, 2026 at 11:30am Eastern time (8:30am Pacific time). A results presentation will be available for download via the webcast link and in the Presentations section of the Company's website on the day of the conference call.

CONFERENCE CALL DETAILS

Date:	Tuesday, May 5, 2026
Time:	11:30am Eastern Time (8:30am Pacific Time)
Dial In:	Canada/USA Toll Free: 1-833-752-3380, International: +1-647-846-2821
Please dial in 5-10 minutes prior to the start of the call or pre-register using this link to bypass the live operator queue: https://dpregister.com/sreg/10207291/1037ecd0ca7
Webcast:	To access the webcast, click here: https://event.choruscall.com/mediaframe/webcast.html?webcastid=A9tf7UE9
Replay:	Canada/USA Toll Free: 1-855-669-9658, International: +1-412-317-0088 For country-specific dial-in numbers, click here: https://services.choruscall.com/ccforms/replay.html
Replay Passcode:	2860523

ABOUT ERO

Ero is a Brazil-focused, growth-oriented mining company with a diversified portfolio of copper and gold assets. Headquartered in Vancouver, B.C., the Company operates two copper mines – the Caraíba Operations in Bahia State and the Tucumã Operation in Pará State – as well as the Xavantina Operations, a producing gold mine in Mato Grosso State. In addition to its operating assets, Ero is advancing the Furnas Copper-Gold Project, located in the mineral-rich Carajás Province in Pará State, through a definitive earn-in agreement with Vale Base Metals to acquire a 60% interest in the project.

Ero’s operating philosophy is grounded in a commitment to safety, operational excellence, and the responsible production of minerals essential for a better tomorrow. The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO.” Additional information, including technical reports on the Company’s operations and projects, is available on the Company’s website (www.ero.com), SEDAR+ (www.sedarplus.ca), and on EDGAR (www.sec.gov).

FOR MORE INFORMATION, PLEASE CONTACT

Farooq Hamed, VP, Investor Relations
info@ero.com